As filed with the Securities and Exchange Commission on October 1, 2002.

--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ---------------------------------------------

                                 AMENDMENT NO.3
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------

                                    XRG, INC.
                                    --------
               (Exact Name of Registrant As Specified in Charter)

         Delaware                                       58-2583457
---------------------------                  ---------------------------------
(State or jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)



         5301 Cypress Street, Suite 111 Tampa, Florida             33607
         ----------------------------------------------            -----
         (Address of principal executive offices)                (Zip Code)

       Registrant's telephone number, including area code: (813) 637-0700

       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered

              N/A                                      N/A
              ---                                      ---

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.001 par value)

                                (Title of Class)


                            Total Number of Pages: 32
                          Index to Exhibits at Page: 31

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                                TABLE OF CONTENTS

                                     PART I
                                                                                             PAGE NO.
                                                                                             --------
         ITEM 1.  Description of Business                                                        4
                                    Overview                                                     4
                                    Industry                                                     5
                                    Business Strategy                                            6
                                    Sales, Marketing and Distribution                            9
                                    Operations                                                   9
                                    Competition                                                  11
                                    Legal Proceedings                                            12
                                    Regulation                                                   12
                                    Employees                                                    13
                                    Risks Related to our Business                                13
         ITEM 2.  Management's Discussion and Analysis                                           14
                                    Selected Financial Data                                      14
                                    Management's Discussion and Analysis of Financial
                                     Condition and Results of Operations                         15
                                    General                                                      15
                                    Results of Operations                                        16
                                    Liquidity and Capital Resources                              17
                                    Seasonality                                                  18
                                    Inflation                                                    18
         ITEM 3.  Description of Property                                                        18
         ITEM 4.  Security Ownership of Certain Beneficial Owners and
                                    Management                                                   19
         ITEM 5.  Directors, Executive Officers, Promoters, and Control Persons                  19
                    Business Experience of Executive Officers
                                     and Directors                                               20
                                    Board of Directors                                           20
         ITEM 6.  Executive Compensation                                                         21
                                    Summary Compensation Table                                   21
                                    Employment and Other Agreements                              21
                                    Stock Options                                                21
                                    Directors Compensation                                       21
         ITEM 7.  Certain Relationships and Related Transactions                                 22
         ITEM 8.  Description of Securities                                                      22
                                    Common Stock                                                 23
                                    Preferred Stock                                              23
                                    Certain Provisions of Certificate of Incorporation
                                    and Bylaws                                                   23
                                    Delaware Anti-Takeover Law and Our Certificate
                                    of Incorporation and Bylaw Provisions                        23

                                                       PART II

         ITEM 1.  Market Price of and Dividends on the Registrant's Common
                                    Equity and Other Shareholder Matters                         25

         ITEM 2.  Legal Proceedings                                                              26
         ITEM 3.  Changes In and Disagreements With Accountants on
                                    Accounting and Financial Disclosure                          27
         ITEM 4.  Recent Sales of Unregistered Securities                                        28
         ITEM 5.  Indemnification of Officers and Directors                                      29



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                                                                                               PAGE NO.
                                                                                               -------
                                                       PART F/S

         Financial Statements and Supplementary Data                                             30

                                                       PART III

         ITEM 1.  Index to Exhibits                                                              31
         ITEM 2.  Description of Exhibits                                                        31

         Signatures                                                                              32


ITEM 1. DESCRIPTION OF BUSINESS

         We were originally incorporated in New Jersey in December 1976, under the name of Natural Resources Guardianship International, Inc and by amendment changed our name to XRG International, Inc. in September 1978. Between 1976 and 2000, we had been engaged in an unrelated business. From 1976 through 2000, we developed, manufactured, and marketed fuel catalysts for gasoline and diesel engines. During this period we invested in excess of $2.5 million on research and development of our products at testing facilities at Carnegie Mellon University and SATRA Automotive Testing Laboratories. We marketed our products to large commercial, industrial, and marine customers and to operations that repackaged our products for retail sale under their own brands. We shifted our marketing emphasis to a retail product line which was met with high competition from lower priced comparable products. This competition coupled with the recession of the early 1980's resulted in our Chapter 11 bankruptcy filing in November 1983. We were able to restructure our operations and emerge from bankruptcy in 1984, however, our business had declined to a point from increased competition where we could not recover.

         After our original business plan ceased, we became a "blank check" company as defined by the Securities and Exchange Commission. The SEC defines a blank check company as one which has no specific business or plan other than to consummate an acquisition of or merge into another business or entity. A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Additionally, some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states.

         In March 2000, XRG International, Inc. agreed to issue USA Polymers, Inc. a Florida Corporation, 3,000,000 shares of our Common Stock for certain intangible assets of the company. USA Polymers, Inc. is controlled by our current officers and directors and had developed a strategy for a consolidation plan in the injection molding industry. We acquired its trade name, business plan, target acquisition lists, and management. The shareholders of USA Polymers gained effective control of XRG International, Inc. Subsequent to the purchase, we decided to abandon this business plan and the acquired assets were deemed to have no value to XRG International, Inc. and the loss was charged to expense for the period ended March 31, 2000.

         In order to restructure our operations to reflect our new line of business, XRG, Inc.("XRG"), a privately owned Delaware Corporation, with no significant operations from its inception in November 2000, merged with XRG International, Inc. in December 2001. XRG, Inc. a Delaware Corporation, was controlled by our current officers and directors, therefore these merged entities were under common control. XRG, Inc. was originally incorporated under the name of USA Polymers, Inc., a Delaware Corporation and by amendment, changed its name to XRG, Inc. Pursuant to the terms of the Agreement and Plan of Merger XRG International, Inc. exchanged all of its outstanding shares of Common Stock, for approximately 70% of the common stock of XRG, Inc, a Delaware Corporation in a reverse merger transaction. XRG, Inc., a Delaware Corporation was considered the Surviving Corporation and the acquirer for accounting purposes. Upon completion of the merger, we were no longer considered a "blank check" company. XRG is classified as a development stage enterprise and provides the management for our consolidation plan in the freight transportation business.

         We have completed our restructuring and our business plan now focuses on acquiring and operating both asset and non-asset based truck-load carriers in the contiguous 48 states. We are currently providing administrative services through our subsidiary XRG G&A, Inc. for invoicing, collections, regulatory compliance, credit reviews, processing payments and commissions, and answering services for one of our targeted acquisitions at a service fee equal to 3% of its gross billings. During the three-month period ended June 30, 2002, we generated $224,948 in revenues from these administrative services. To-date we have not generated any revenues from the acquisition and operation of truck-load carriers.

Overview

         XRG plans on consolidating established and profitable truckload carriers throughout the United States that have long-term customer relationships and typically generate revenues between $5 and $20 million. We believe that these acquisitions will enable us to diversify our customer base, technical capabilities and geographic areas served. It is our belief that this consolidation opportunity will provide us with an opportunity to generate substantial business.

         Our philosophy within the truckload industry will be to hire out the "purchased transportation" defined as the total costs of operating the tractor and trailer, including fuel, repairs and maintenance, driver wages, depreciation, finance costs of the equipment, and physical damage insurance which will be the responsibility of the owner/operator. By contracting with an owner/operator to haul the load, these costs will remain their responsibility. Our cost will be a previously agreed upon price for transporting the load which is typically a percentage of the contract price or a price per mile. Revenues will be generated upon delivery of the load. XRG will not bear any of the costs of idle equipment. This will allow us to avoid the greatest shortfall that carriers that own their own equipment face, utilization or the number of miles a tractor and trailer travels under load as a percentage of total miles driven. Equipment that is not under load is a cost to the typical carrier and reduces its utilization. Carriers that own their own equipment are faced with this problem. Because we will contract for the equipment, only trucks pulling loads incur expenses and therefore we will experience higher utilization levels. This cost will be contracted for prior to the load being picked up, and will be typically 75% of the gross revenue of the load. Maintenance, breakdowns, and all other expenses associated with owning equipment will be the responsibility of the equipment owner, and not us. It is our belief that contracting purchased transportation will allow us to fix our costs as a percentage of revenues and increase our utilization because we will not be bear the costs relating to idle equipment which will give us a competitive advantage over asset-based truck-load carriers.

         Currently, we are only providing administrative services for one customer located in Pittsburgh, Pennsylvania. On February 1, 2002, XRG, Inc. created a new subsidiary, XRG G&A, Inc. and executed an Administrative Services Agreement with KDK TRANSPORT, INC. which permits XRG G&A to provide administrative services for a period of five years unless terminated by KDK upon 30 days prior written notice to XRG. XRG G&A, Inc. collects a 3% service fee payable weekly based on KDK's trucking and brokerage gross billings for the prior week. XRG has generated $335,149 in revenues during the period from February 1, 2002 until June 30, 2002. Related expenses were $357,464 resulting in a negative gross margin of $22,315.

         During the year ended March 31, 2002 and the three-month period ended June 30, 2002, we incurred a loss of $324,136 and $119,717, respectively. We have not generated sufficient revenues from operations to self-fund our capital and operating requirements. We had a cash balance at June 30, 2002 of $242,343 and working capital of $127,304. The primary source of our working capital during the year ended March 31, 2002 and the three-month period ended June 30, 2002, was from the issuance of notes payable. We believe that our current cash resources and access to capital will be sufficient to sustain our operations for at least 12 months. Our monthly cash "burn rate" is approximately $25,000 per month. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure that our cash resources will be sufficient for anticipated or un-anticipated working capital and capital expenditure requirements for this period.

Industry

          Trucking has evolved rapidly over the last 20 years and has proven to be the preferred mode of transportation of most manufactured goods and commodities. According to Yellow Corporation, a leading freight transportation company, the trucking industry in 2001 accounted for 87.3% of total domestic freight revenue, or $610 billion, and 67.4% of domestic freight volume. The growth in trucking is the result of the ability for trucking companies to create customized transportation services that provide more flexibility that other means of transportation like railroads . As a result of the growth in the truckload industry and the increasing demand for the timely and expeditious movement of freight, new opportunities are emerging for carriers that have the expertise to meet the needs of today's sophisticated shippers. The just-in-time revolution helped integrate trucking into a shipper's business processes. These companies depended heavily on the ability of trucking to deliver goods at set times in order to reduce inventories in the production process Of the 458,634 interstate motor carriers on file in 1998, approximately 70% operate six or fewer trucks according to the Office of Motor Carriers, Washington, D.C. Our business plan focuses on acquiring smaller trucking companies in this segment, however, to-date we have not completed any acquisitions that provide us current market share.

Business Strategy

         Our business strategy focuses on initially providing administrative services through our subsidiary XRG G&A, Inc. for invoicing, collections, regulatory compliance, credit reviews, processing payments and commissions, and answering services for targeted trucking company acquisitions. We believe that these services are attractive to small trucking companies and it is our belief that such services will provide the necessary foundation for the eventual acquisition of these established and profitable truckload carriers. However, there is no assurance that we will be successful in attracting or acquiring these small trucking companies. These businesses have established long-term relationships with existing customers to provide freight shipping services within the United States. Management believes that significant acquisition opportunities currently exist within the truckload carrier industry. The industry is highly fragmented, management estimates that only 1% of carriers have annual revenues in excess of $100 million. In evaluating specific carriers for acquisition, we will consider the following factors:

            o        Profitability
            o        Gross margin
            o        Experienced personnel
            o        Management team
            o        Compatibility or synergies
            o        Reputation
            o        Customer base
            o        Efficiencies, equipment capacity

         Other factors such as the property's location, potential for expansion, vertical and horizontal integration, competitive market position, pricing structure, and technical and management expertise will be evaluated.

         We believe that we can initially attract established, profitable, trucking companies with long-established customer bases by providing the owners of these companies with a method for a re-capitalization or an exit strategy. We will focus our efforts on privately owned closely held trucking companies that typically generate revenues between $5 and $20 million. In many cases, these targeted acquisitions will be family owned businesses in which the owner is planning for his or her retirement. XRG's acquisition strategy will allow these companies to be acquired and operate autonomously which essentially will provide them the ability continue to operate as a "family" business. Former owners will have the option of retiring or remaining involved with the business. In either case, they will receive consideration for their business and XRG will rely on the management team to continue operating the business. XRG will only target acquisitions that contain management teams that can effectively continue to operate the trucking company if the prior owner chooses to retire. It is our belief that many of these small trucking companies have grown to their limit based upon the financial resources that are available to them. Historically, bank credit limits and insurance liability limits have dictated their growth constraints. We believe that XRG will obtain economies of scale in this regard as we acquire these companies and will be able to obtain better credit and insurance rates, as well as, providing these acquired trucking companies with the financial resources for future growth. However, there is no assurance that XRG will be successful in attracting and acquiring these trucking companies, and if so, there is no assurance that we will obtain economies of scale associated with better credit and insurance rates. In addition, there is no assurance that we can obtain financial resources to provide for future growth once these companies are acquired.

         We believe that there are several reasons why established, profitable, trucking companies with long-established customer bases would want to be acquired by XRG, Inc. Liability insurance for trucking companies has risen substantially in recent years which has made it difficult for small trucking companies to absorb these costs. The primary claims consist of cargo loss and damage and auto liability (personal injury and property damage). After several years of aggressive pricing, insurance carriers have raised premiums which has increased trucking companies' insurance and claims expense. The terrorist attacks of September 11, 2001, in the United States, and subsequent events, will likely result in additional increases, especially for small trucking companies. It is our belief that future insurance increases may cause these companies to be less profitable, therefore, limiting their marketability and exit strategies, as well as, reducing their ability to raise capital through debt or equity placements to expand or maintain their businesses. We believe that after consolidating several of these trucking companies, XRG, Inc. will be in a better position to negotiate lower insurance premiums. However, there is no assurance that XRG will be able to obtain favorable insurance premiums and control future increases in insurance premiums.

         Small trucking companies have a difficulty acquiring "backhauls" which refer to a load of freight that permits a truck to return to the company's headquarters with a loaded truck, rather than an empty one. By completing acquisitions and implementing our information system at each location we believe that we can improve the dispatch system to help carriers with load matching thereby improving utilization. There are no assurances that our information system will be capable of improving the dispatch system thereby improving utilization for various acquired trucking companies.

         Increased competition from larger trucking companies has reduced margins for the smaller operators. XRG seeks to regain these margins through acquisitions and economies of scale to better compete with larger truck-load carriers. We believe that by centralizing the administrative services through our subsidiary XRG G&A, Inc. for invoicing, collections, regulatory compliance, credit reviews, processing payments and commissions, and answering services will allow us to reduce costs and will be an important aspect for increasing our acquired company's margins. However, there is no assurance that we will realize efficiencies associated with centralizing the administrative services of acquired companies.

         In acquiring a particular business, XRG will follow a disciplined approach utilizing specific operating and financial criteria. We will develop pro forma financial statements for acquisition candidates that reflect estimates of revenue and costs under the target Company's current ownership and will utilize such information to determine a reasonable purchase price. The following outlines the material steps of our disciplined approach:

          o We will identify a potential candidate primarily through our contacts in the industry, including brokers, and other industry professionals. This cost will be minimal, and the time varies depending on the status of other acquisitions in the process. Generally, the number of potential candidates will exceed our ability to make introductions, and new opportunities will be constantly presented.

          o We will review the candidates' most recent financial information to determine if the carrier operates profitably, or if not, whether we can provide assistance in adjusting operating ratios. We will generally determine whether a candidate fits our acquisition parameters within a week of receiving the requested information. Current management will be involved in this process; therefore no additional costs will be incurred.

          o If a candidate is determined to be a likely fit, we will arrange a one day on site meeting to extract more information about the carrier, meet the owners, and familiarize ourselves with the current operating staff. This process will require one to two days of travel, and costs will be generally limited to travel and overnight expenses that typically will not exceed $2,500.

          o Upon review of information gathered from the on site visit we will determine if the candidate fits our criteria for a credible acquisition target. In particular, we will look for the following:

                    a.       Profitability
                    b.       Capability of onsite management
                    c.       Quality of customers and their associated
                               credit worthiness.
                    d.       Valuations and selling price expectations
                               of the founder.
                    e.       Reasons for wanting to sell.

          o If the candidate is a viable target, we will prepare an offer that will be constructed to meet his or her price under our terms. We will then submit the offer to the owner, negotiate any adjustments, and work toward a signed letter of intent. This process will be the most lengthy and may take from a few weeks to as much as six months to complete. Again the process will be conducted by current management and generally no additional costs will be incurred.

          o If the letter of intent is agreed to by both parties, documentation will be prepared by our attorneys while on site due diligence is conducted. This process may take 30-60 days, and may cost $20,000 to $30,000.

          o Finally, assuming that the due diligence does not uncover any misstatements, and the final purchase agreements do not vary significantly from the original proposal, the acquisition will be closed within 30 days after the purchase agreement is signed by XRG and the trucking acquisition.

         We believe that we can assemble the most talented personnel, minimize downside risk of volume loss to competitors, and provide opportunities for increased profitability with our operating formula which includes the following elements:

          o We will seek and identify trucking company operations for potential acquisition that have maintained their operating costs at 75% of gross revenue and sales, marketing, and dispatch costs at 10% of their gross revenues. After these potential targets are acquired, any savings below this 85% threshold will be retained by current management of the operation as an incentive in the form of a bonus. In our experience, a typical operator can maintain costs at 82% to 83% of revenues.

          o We will consolidate the management of insurance, financing costs, and backroom administrative services at a central administrative office at a cost of approximately 8% to 10% of the acquired company's gross revenues. We will expect to gain economies of scale as we grow internally through acquisitions. We believe that our costs of providing these services will decrease as we achieve lower insurance costs through greater bargaining power, however, there is no assurances that we will be able to achieve this. We are currently charging 3% of revenues for administrative services for one customer. These services do not currently include the management of insurance and financing costs which accounts for the 5% to 7% difference.

         We are optimistic that our business strategy and operating formula will entice many small trucking companies to be acquired by us. To-date we have not completed any acquisitions. There is no assurance that our business strategy and operating formula are viable, or whether, we will be able to complete an acquisition in the future. Currently, we provide our administrative services to one customer. We have identified ten small trucking companies for potential acquisition that fit our criteria and are actively pursuing four, however, none have agreed to come on board.

         We plan to retain all key personnel of acquired businesses and provide them with significant operating responsibility to assure the seamless continuation of service levels in order to maintain customer relationships. We will benefit from our strong management team supported by an autonomous regional team that has the knowledge and expertise to appropriately meet the needs of their local customers.

         Our executive officers will dedicate as much time as is needed to XRG. Two of our officers hold positions at other companies, however, they have the flexibility of devoting their time to XRG as required. Initially, these officers are devoting approximately 480 hours per year or approximately 40 hours per month to XRG.

         XRG typically will seek either employment or non-compete agreements with former owners and management, as the situation dictates. Key technical and management personnel will be offered employment agreements, along with incentives to encourage their continued loyalty to the company. Employment agreements will typically remain at similar salary levels as before the completion of the acquisition. Significant performance incentive bonuses could be realized by any savings below our 85% threshold which will be retained by the current management of the operation. For example, an acquired trucking company that generates $10 million in revenues would provide $300,000 per year at an 82% cost threshold in incentive bonuses for the trucking company's management. Our largely performance based compensation arrangement will align XRG's cash requirements with the successes of its acquisitions. In addition, we will centralize certain financial, accounting, legal, administrative, employee benefit, and sales functions to create a more efficient operating structure in our administration.

Sales, Marketing, and Distribution

         Our primary marketing emphasis will be to develop and maintain close working relationships with our acquired trucking company's sales departments which, in turn, have strong relationships with their logistic and shipping departments. Sales to our acquired trucking company's customer base will be made directly by their sales staff and XRG will provide resources and assistance, as required, to this staff. These teams will service customers and assist them in programs to provide the most efficient logistics services possible. We have not begun our efforts in assembling a sales team. We plan on acquiring members of this team by acquiring trucking companies and hiring their sales personnel. Therefore, XRG will be in a position to attract the most experience sales personal that will be most familiar with the individual acquisition's trucking operations.

         XRG intends on developing a marketing department that will actively take advantage of opportunities for new business, share sales leads, and provide other cross marketing. Consolidation economies will allow for more competitive pricing and payment terms with both customers and vendors. We will also develop a detailed and budgeted marketing program for each acquired business based on the needs and opportunities of the local market. We believe that selected acquisition candidates have tremendous opportunities to increase market share internally by implementing these various programs, however, there is no assurance that we will be able to successfully implement our marketing programs.

Operations

         XRG, as it grows through acquisitions, will be able to realize efficiencies that carriers could not benefit from individually. Examples of these economies will be the pooling of marketing and technical expertise; savings associated with sophisticated information systems that provide real time information on pricing, and equipment utilization, and the better use of a larger shipper base for more profitable backhauls.

         Our information system is currently in its initial stages of implementation. It is expected that this system will be fully functional in fiscal year 2003. Our expenditures to-date on our information system are approximately $15,000 and we expect to spend an additional $35,000 to complete its implementation. This proprietary system was originally developed approximately 15 years ago and it was originally developed to control, and enhance the operation of a non-asset based trucking carrier. The software was developed using the FoxPro database and has been upgraded to the new Microsoft Windows version of this database. It was developed to allow transactions tracked to be integrated on a real time basis into SBT Accounting Systems for financial management purposes. It will provide 24-7 automated advancement and payoff of truck drivers and the integration of safety and DOT compliance. All credit and collections procedures have been automated to prevent a load from being transported for a customer that either has poor credit or exceeds designated credit limits. In addition, credit and collection personnel will be able to track invoices over prescribed aging limits. Finally, the system will allow us to communicate real time on line with our customers, lending sources, and banking sources. We will continually enhance the system to allow the assimilation of other carriers, both asset and non-asset based. In addition, we are proceeding with the introduction of Citrix software as our communication platform to further enhance our abilities to share information on a real time basis.

         XRG intends on developing an autonomous management structure to best maintain existing customer relationships. This philosophy will require that newly acquired carriers maintain their individual identities. Each of these businesses will operate as a separate subsidiary and division of XRG.
Advertising and other promotional materials, including invoices, purchase orders, and other paperwork will depict the acquired company's existing logo and name. This strategy will help continue the customer goodwill each acquired company has built up over the years. While our operating style will allow local operators significant responsibility in daily operating decisions, financial parameters jointly established during the budgeting process will be monitored by senior management through our centralized management information systems.

         In addition, XRG will establish a compensation structure designed to maintain and create "ownership incentives" for divisional personnel. We plan on rewarding personnel with bonuses tied to the achievement of certain objectives and by developing an employee incentive stock option plan. Option plans, and other incentive programs, will be in addition to the stock that "owner entrepreneurs" receive as part of the purchase price when we acquire their business. It will be our philosophy to structure acquisitions such that the sellers remain with us, and that they accept our securities as part of their sale proceeds. We believe that this will help to insure an orderly, and profitable transition, and will increase the former owner's incentive to continue to grow his or her business and benefit from future stock appreciation. We plan on acquiring trucking companies using our cash, stock, bank financing, and owner financing. Management will determine the mix of these financing alternatives on a case by case basis depending on the owner's needs and our availability of capital.

         The key elements in the our operating strategy include the following:

          o     Expand sales for acquired divisional carriers.

          o     Acquire   additional   truckload   carriers  allowing  XRG  to
                 diversify product lines and expand geographical markets.

          o Pursue long-term relationships with new customers through new marketing programs.

         The greatest barrier to national market dominance by any one, truckload carrier, is the enormous cost in equipment procurement, maintenance, and most importantly utilization.

         Utilization refers to the number of miles a tractor and trailer travel under load as a percentage of total miles driven. Proper utilization will be the responsibility of the dispatch department which plans either in advance, or as the initial shipment is being moved, the return trip with as little deadhead (unloaded miles) as possible. It will be imperative to have a system in place so that a dispatcher can monitor available loads and available equipment to be loaded to assist in the planning process. Proper utilization provides greater efficiencies which will enhance our revenues as more shipments can be accommodated. A portion of the each acquisition's management team compensation will be tied effectively to utilization. Improper equipment procurement, maintenance, and utilization would reduce or eliminate significant bonuses. In addition, under utilization could have a negative effect on the profitability of XRG, Inc. Our strategy of contracting purchased transportation will limit the effect of utilization on our business and will allow us to fix our costs as a percentage of revenues and reduce costs relating to idle equipment, There is no assurance that acquired companies will be able to maintain profitable operations after being acquired.

         Our strategy will be to continue to use fleets and owner operators that will be responsible for equipment costs. This eliminates the problems of under utilization of equipment, improper maintenance or inefficient operating procedures since the owner/operator is responsible for the costs of his or her equipment. The truck payment will be contracted for as a percentage of gross revenue, therefore our costs will be fixed, and no costs are incurred unless a load is contracted for and revenues are generated. Small truckload carriers operate throughout the United States, conducting their businesses with local customers. Consolidating these small carriers will provide them with the size and capital structure to compete more effectively in their local markets, while maintaining the close relationships that these companies developed over the years. Management believes that the "divisions of" strategy will separate XRG from other consolidation players, because it will allow the management, and employees of the acquired company to continue those services that its customers have relied upon. This philosophy will also allow the company to maintain its own unique culture and environment that the company's employees have become comfortable with, and depend upon. XRG management believes that the typical strong bond between the acquired companies and its employees must be maintained. This should then allow for a smooth and seamless acquisition process. Within a larger organization, the acquired companies will benefit from a professional sales force, sophisticated management information systems, and a larger universe of shippers to make use of for more profitable backhauls.

         XRG's divisions will remain autonomous from a management perspective, however, many accounting and administrative functions will be consolidated at the corporate offices. Such functions include:

o        Purchasing
o        Accounts Receivables

o        Accounts Payable
o        Payroll

         A state-of-the-art management information system, featuring the use of application server technology, will be implemented to handle accounting, load processing, and other system functions. This system will provide information on load levels, equipment maintenance and utilization, load costing, and profitability. Server technology will allow management to implement the system at each location with ease, and allow the use of any PC equipment on hand, to provide real time information to both local operators and central management. The system will be developed to a point where each sales representative has access to "on-line" information while in the field. Quotations will be given at the customer's offices and delivery times based on equipment scheduling can be established. This management information system provides truckload carriers tremendous competitive advantage over local competitors.

         We intend to acquire carriers, which have a strong presence in a number of unrelated markets. This approach will allow us to diversify the type of shipper we conduct business with to reduce the risks of unfavorable market conditions or downturns in specific markets. In addition, we will be able to pool our technical expertise across these markets. XRG will focus its marketing efforts on maintaining long-term relationships with existing customers while pursuing new customers in all of our future target markets. Our customers typically will have relationships with a limited number of carriers. Bills of lading depicting the name of the carrier will be issued upon picking up the load. Signed delivery receipts will be released by the consignee upon the completed delivery of the freight, at which time, the cost of the load, will be invoiced by the carrier. Customers will provide the Carrier with periodic forecasts of their requirements, which will be updated regularly.

         Rates will be typically negotiated with the shipper, and will be based on the type of freight to be hauled, the length of haul, the area of delivery, and any other unique aspects of the load. As shippers typically seek rate reductions from time to time, our ability to improve operating performance will be generally dependent on increasing efficiency through increased automation. Since we will not own the equipment, and the costs of "purchased transportation" (all costs associated with the operation of the equipment) will be fixed, operational efficiencies will be the responsibility of the operator.

         There are three types of potential target candidates we will be seeking. Depending on the type of carrier, XRG will be acquiring the following:

          o Non-asset based carriers whose clients are agents with or without their own equipment. The revenue equipment is leased to the carrier, however it is either owned by an owner-operator, or the agent who employs drivers to operate its equipment. In this situation we will be acquiring customer bases, employee bases, leases on physical facilities, equipment leases, operating licenses, trade names, and sales forces.

          o Non-asset based carriers whose customers are traditional shippers, and who employ owner-operators to haul the freight. Again these owner-operators are leased to the carrier. In this situation we will be acquiring customer bases, employee bases, leases on physical facilities, operating licenses, trade names, and sales forces.

          o Traditional asset based carriers that owns their own equipment, and have shippers as customers. In this case we would operate the carrier similar to a non-asset based carrier described above and require that management be responsible for operating the carrier at 85% of gross revenues. In this situation, we will be acquiring customer bases, employee bases, leases on physical facilities, equipment leases, operating licenses, trade names, and sales forces.

Competition

         The truckload carrier industry is highly fragmented and characterized by intense competition. As a result, our targeted acquisitions typically will have customers that are financially sound, that require equipment that is predominately in their fleet, and whose business ships mostly truckloads on a steady basis. This focus provides for improved customer relationships and allows both XRG and its customers to work together to respond quicker to shipping requirements and changes.

         We believe that none of our potential competitors will have a dominant position in the market, although certain of XRG's competitors may have greater financial, marketing, equipment, and/or other resources than XRG. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements than us. XRG's consolidation strategy seeks to alleviate some of these threats by establishing centralized marketing programs and sharing technical and management expertise. XRG's management believes that carriers primarily compete based on responsiveness to customer needs, delivery time, volume capabilities, technical expertise, and price. XRG's primary competitive strengths will be its ability to provide reliable service, while maintaining superior delivery on a just-in-time or scheduled lead-time basis.

         Although there are many truckload carriers engaged in the hauling of freight in the United States, few are successful at utilizing the latest information technology to efficiently handle the vast amounts of data, and paperwork generated by the movement of freight. This includes not only the paperwork necessary to properly bill and collect on a load, but the tremendous amount of information required by the various regulatory agencies.

         Carriers have built relationships with customers over the years. Solid reputations for on time deliveries, operational expertise, and equipment availability coupled with skilled driver requirements have created an effective barrier to entry for new companies trying to enter this industry. Carriers primarily serve customers within their own regions and over the years have formed strong long-term relationships with them.

         The transportation industry is highly competitive. We will compete with, and expect to continue to compete with, numerous national, regional and local trucking companies, many of which have significantly larger operations, greater financial, marketing, human, and other resources than us. We may compete on a limited basis with companies such as Landstar System, Inc. We anticipate that competition may increase in the future. There can be no assurance that we will successfully compete in any market in which we conduct or may conduct operations.

Legal Proceedings

         From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

Regulation

         The trucking industry is subject to regulatory and legislative changes that can have a materially adverse effect on operations. Historically, the Interstate Commerce Commission ("ICC") and various state agencies regulated truckload carriers' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, federal legislation was passed that preempted state regulation of prices, rates, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation ("DOT"), but a lack of regulations implementing such transfers currently prevents us from assessing the full impact of this action.

         Each potential acquisition will be regulated by the United States Department of Transportation ("DOT") and by various state agencies. The DOT has broad powers, generally governing activities such as the regulation of, to a limited degree, motor carrier operations, rates, accounting systems, periodic financial reporting and insurance. Subject to federal and state regulatory authorities or regulation, we may transport most types of freight to and from any point in the United States over any route selected by us.

         The trucking industry is subject to possible regulatory and legislative changes (such as increasingly stringent environmental and/or safety/security regulations or limits on vehicle weight and size) that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services.

         Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. All of our drivers will be required to have national commercial driver's licenses and will be subject to mandatory drug and alcohol testing. The DOT's national commercial driver's license and drug and alcohol testing requirements may adversely affected the availability of qualified drivers to XRG.

         Motor carrier operations may also be subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. It will be our intention to transport a minimum amount of environmentally hazardous substances. If we should fail to comply with applicable regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

         Our operations may involve certain inherent environmental risks. We may maintain bulk fuel storage and fuel islands at several of our acquired facilities. Our operations may involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others.

Employees

         We   currently   have  twelve   employees.   Nine   employees   provide
administrative services and three are in management. No employee is represented by a labor union. We consider our employee relations to be good.

Risks Related to our Business

               o Losses from Operations; Accumulated Deficit; and Negative Net Worth. We have incurred substantial losses since we were formed. From the date of our formation through June 30, 2002, we incurred net losses of $15,987,545. $15,405,274 of this loss is related to the previous dormant operations of XRG International, Inc. Our losses During the year ended March 31, 2002 and 2001, were $324,136 and $123,389, respectively. Our losses for the three-month period ended June 30, 2002 and 2001, were $119,717 and $29,883, respectively. There can be no assurance that the Company will be able to generate sufficient revenues to allow the Company to achieve profitable operations.

               o Need for Additional Financing. We will require additional financing in the future to support our operations and any expansion plans may result in additional dilution to shareholders. There can be no assurance that our operations will supply the revenues necessary for such purpose. There can be no assurances given that such financing will be available in the amounts required or, if available, that such financing may be obtained on terms satisfactory to XRG.

               o Loss of Key Personnel. The loss of the services of Mr. Brennan, our Chief Executive Officer, could have a material adverse effect on the Company. XRG does not maintain any key man life insurance on the life of Mr. Brennan. In addition, there is no assurance we will be able to attract other competent and qualified employees on terms deemed acceptable to us to implement our expansion plans.

               o Future Acquisitions. We plan on expanding our business, in part, through the acquisition of small trucking businesses. In attempting to locate and consummate such acquisitions, we may be competing with other prospective purchasers of the acquisition candidate, many of which may have greater resources than us. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favorable to us, or that the acquired operations can be profitably operated or integrated into the XRG's operations. In addition, any internally generated growth experienced by XRG could place significant demands on our management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisition, candidates. The ability of XRG to consummate acquisitions will depend on our ability, to obtain sufficient financing on acceptable terms, of which there can be no assurance. To the extent management is successful in identifying suitable companies for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Stock, securities convertible into Common Stock, or debt financing, or a combination thereof. In such cases, the issuance of Common Stock or convertible securities could result in further dilution to the purchasers at the time of such issuance or conversion.
                    The issuance of debt to finance acquisitions may result, among other things, in the encumbrance of certain of XRG's assets, may impede the our ability to obtain bank financing, and decrease our liquidity.

               o Lack of Public Trading Market. There is no public trading market for XRG's common stock and it is not listed on any exchange. In order for our shares to commence trading on the OTC:BB electronic bulletin board, XRG is required to have its Form 10-SB Registration Statement cleared with the SEC. XRG will not be able to commence trading on the OTC:BB electronic bulletin board until we have responded to the SEC staff's comments and filed an amendment for our Form 10-SB. There is no assurance that the NASD will clear a Form 15c2-11 or that XRG will able to locate a market maker that will initiate quotations for XRG's securities on the OTC:BB electronic bulleting board. In addition, the SEC and the NASD have adopted certain rules effecting "penny stocks". As a result of the rules regulating "penny stocks", the market liquidity for our securities is adversely affected by limiting the ability of broker-dealers to sell XRG's securities and the ability of purchasers to sell their securities in the secondary market.

               o Dependence on One Customer. All of our revenue is generated from a one major customer. Generally, we will not have long term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by this customer would have a materially adverse effect on our business and operating results.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

                             SELECTED FINANCIAL DATA


                                                                Three Month    Three Month        Period
                                      Year Ended   Year Ended   Period Ended   Period Ended    May 1, 1999
                                       March 31,   March 31,      June 30,       June 30,    to March 31, (1)
--------------------------------------------------------------------------------------------------------------
                                         2002         2001          2002           2001            2002
--------------------------------------------------------------------------------------------------------------
                                                                (Unaudited)    (Unaudited)
Income Statement Data
--------------------------------------

Revenue                                 $ 110,201          $ -      $ 224,948            $ -        $ 110,201
Net loss                                 (324,136)    (123,389)      (119,717)       (29,883)        (462,554)
Net loss per share                          (0.04)       (0.02)         (0.01)         (0.01)           (0.07)
Shares used in per share computation    7,498,156    6,327,597      9,087,822      6,337,822        6,674,986


(1) The period May 1, 1999 to March 31, 2002 represents the reactivation period of our development stage activities. During this period, we reactivated the company to develop plans to pursue consolidation opportunities within several industries including the freight transportation industry.


                                                   At March 31, At March 31,   At June 30,   At June 30,
----------------------------------------------------------------------------------------------------------
                                                       2002         2001          2002          2001
----------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)   (Unaudited)
Balance Sheet Data
---------------------------------------------------

Total assets                                          $ 341,334       $ 2,489     $ 301,829       $ 2,235
Working capital                                         193,621       (69,531)      127,304       (54,414)
Long-term debt                                          660,000        65,000       713,000       110,000
Accumulated deficit for unrelated
 dormant operations                                 (15,405,274)  (15,405,274)  (15,405,274)  (15,405,274)
Deficit accumulated during development stage           (462,554)     (138,418)     (582,271)     (168,301)
Stockholders' deficit                                  (455,917)     (134,531)     (575,634)     (164,414)

Management's Discussion and Analysis of Financial Conditions and Results of Operations

         This Registration Statement contains forward-looking statements. The words "anticipated," "believe," "expect," "plan," "intend," "seek," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures and future net cash flow. Such statements reflect our current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control, including, without limitation, the risks described under the caption "Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated. consequently, all of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

General

         XRG plans on consolidating established and profitable truckload carriers throughout the United States that have long-term customer relationships and typically generate revenues between $5 and $20 million. We believe that these acquisitions will enable us to diversify our customer base, technical capabilities and geographic areas served. This consolidation plan provides us with an opportunity to rapidly develop our business.

         Our philosophy within the truckload industry will be to hire out the "purchased transportation". This will allow the Company to avoid the greatest pitfall carriers that own their own equipment face, utilization. Equipment that is not under load is a cost to the typical carrier. Because the Company contracts for the equipment, only trucks pulling loads incur expenses. This cost will be contracted for prior to the load being picked up, and will be typically 75% of the gross revenue of the load. Maintenance, breakdowns, and all other expenses associated with owning equipment will be the responsibility of the equipment owner and not XRG.

         Currently, We are only providing administrative services for one customer located in Pittsburgh, Pennsylvania. On February 1, 2002, XRG, Inc. created a new subsidiary, XRG G&A, Inc. and executed an Administrative Services Agreement with KDK TRANSPORT, INC. which permits XRG G&A to provide administrative services for a period of five years unless terminated by KDK upon 30 days prior written notice to the Company. XRG G&A, Inc. collects a 3% service fee payable weekly based on KDK's trucking and brokerage gross billings for the prior week. XRG has generated $335,149 in revenues during the period from February 1, 2002 until June 30, 2002. Related expenses were $357,464 resulting in a negative gross margin of $22,315. We are considered a development stage enterprise.

         During the year ended March 31, 2002 and the three month period ended June 30, 2002, we incurred a losses of $324,136 and $119,717, respectively. We have not generated sufficient revenues from operations to self-fund our capital and operating requirements. We had a cash balance at June 30, 2002 of $242,343 and working capital of $127,304. The primary source of our working capital during the year ended March 31, 2002 and the three month period ended June 30, 2002, was from the issuance of notes payable. We believe that our current cash resources and access to capital will be sufficient to sustain our operations for at least 12 months. Our monthly cash "burn rate" is approximately $25,000 per month. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure that our cash resources will be sufficient for anticipated or un-anticipated working capital and capital expenditure requirements for this period.

         We are optimistic that our business strategy will entice many small trucking companies to be acquired by us. To-date we have not completed any acquisitions. There is no assurance that our business strategy is viable, or whether, we will be able to complete an acquisition in the future. Currently, we provide our administrative services to one customer. We have identified ten small trucking companies for potential acquisition that fit our criteria and are actively pursuing four, however, none have agreed to come on board.

         To complete the initial stages of our business plan, which we view as completing our first trucking company acquisition, we estimate that we will require an additional $1 million capital infusion. We plan on raising this capital through either debt or equity financing, however, there is no assurance that will be able to obtain financing on favorable terms to complete this acquisition.

         We have incurred substantial losses since we were formed. From the date of our formation through June 30, 2002, we incurred net losses of $15,987,545. $15,405,274 of this loss is related to previous unrelated and dormant operations of XRG International, Inc. from our initial incorporation in December 1976 to April 30, 1999. On May 1, 1999, we reactivated the company to develop plans to pursue consolidation opportunities within several industries including the freight transportation industry. XRG International, Inc. merged with XRG, Inc., a Delaware Corporation formed in November 2000 to focus on acquiring and operating both asset and non-asset based truck-load carriers in the contiguous 48 states. Our loss from May 1, 1999, the date we began our development stage activities, to June 30, 2002 was $582, 271. Our losses during the year ended March 31, 2002 and 2001, were $324,136 and $123,389, respectively and our losses during the three-month period ended June 30, 2002 and 2001, were $119,717 and $29,883, respectively.

Results of Operations

Three month period ended June 30, 2002 compared to the three month period ended June 30, 2001

         XRG generated $224,948 in revenues during the three-month period ended June 30, 2002 from our administrative services provided to one customer. Related expenses were $249,633 resulting in a negative gross margin of $24,685. These services are an important foundation for the eventual acquisition of trucking companies. During the three-month period ended June 30, 2001 there were no revenues. We continue to focus our efforts primarily on identifying profitable truckload carriers throughout the United States for acquisition and securing financing to support our business.

         For the three-month period ended June 30, 2002, total selling, general and administrative expenses were $73,019 as compared to $26,034 for the previous three-month period, an increase of $46,985 or 181%. This increase is the result of an increase in consulting, travel, and office costs, plus additional legal and accounting costs associated with preparing and filing our Form 10-SB Registration Statement.

         Interest expense for the three-month period ended June 30, 2002 and 2001 was $22,013 and $3,849, respectively. This increase of $18,164 or 472% is associated with an increase in long-term debt of $678,000 from June 30, 2001 to June 30, 2002.

         We had a net loss of $119,717 for the three-month period ended June 30, 2002 as compared to a loss of $29,883 for the prior three-month period. This increase in our operating loss over that of the preceding three-month period is the result of an increase in consulting, travel, and office costs, as well as higher interest expenses associated with our long-term debt.

         The loss per share was $0.01 for the three-month period ended June 30, 2002 as compared to a loss per share of $0.01 for the for the three-month period ended June 30, 2001. The weighted average shares outstanding for the three-month period ended June 30, 2002 was 9,087,822 as compared to 6,337,822 for the preceding three-month period ended June 30, 2001.


Year ended March 31, 2002 compared to the year ended March 31, 2001

          XRG generated $110,201 in revenues during the period from February 1, 2002 until March 31, 2002 from our administrative services provided to one customer. Related expenses were $107,831 resulting in a gross margin of $2,370. These services are an important foundation for the eventual acquisition of trucking companies. We continue to focus our efforts primarily on identifying profitable truckload carriers throughout the United States for acquisition and securing financing to support our business.

         For the year ended March 31, 2002, total selling, general and administrative expenses were $280,493 as compared to $119,651 for the same period of the previous year, an increase of $160,842 or 134%. This increase is the result of an increase in consulting, travel, and office costs, plus additional legal and accounting costs associated with preparing and filing this Form 10-SB Registration Statement.

         Interest expense for the year ended March 31, 2002 and 2001 was $46,013 and $3,738, respectively. This increase of $42,275 or 1131% is associated with an increase in long-term debt of $600,000 from March 31, 2001 to March 31, 2002.

         We had a net loss of $324,136 for the year ended March 31, 2002 as compared to a loss of $123,389 for the prior year period. This increase in the operating loss over that of the preceding year period is the result of an increase in consulting, travel, and office costs, as well as higher interest expenses associated with our long-term debt.

         The loss per share was $0.04 per share for the year ended March 31, 2002 as compared to a loss per share of $0.02 for the for the year ended March 31, 2001. The weighted average shares outstanding for the year ended March 31, 2002 was 7,498,156 as compared to 6,327,597 for the preceding year period ended March 31, 2001.

Year ended March 31, 2001 compared to eleven months ended March 31, 2000

         There were no revenues for the year ended December 31, 2001 and the eleven months ended March 31, 2000. We focused our efforts primarily on identifying profitable truckload carriers throughout the United States for acquisition and securing financing to maintain our business.

         For the year ended March 31, 2001, total selling, general and administrative expenses were $119,651 as compared to $12,029 for the eleven month period of the previous year, an increase of $107,622 or 895%. This increase is the result of an increase in consulting, travel, and office costs, plus additional legal and accounting costs associated with preparing and filing this Form 10-SB Registration Statement.

         Interest expense for the year ended March 31, 2001 and the eleven months ended March 31, 2000 was $3,738 and $-0-, respectively. This increase of $3,738 is associated with our long-term debt increase of $85,000 during the current period.

         We had a net loss of $123,389 for the year ended March 31, 2001 as compared to a loss of $15,029 for the prior eleven month period. This increase in the operating loss over that of the preceding eleven month period is the result of an increase in consulting, travel, and office costs, as well as higher interest expenses associated with our long-term debt.

         The loss per share was $0.02 per share for the year ended March 31, 2001 as compared to a loss per share of $0.00 for the eleven month period in 2000. The weighted average shares outstanding for the year ended March 31, 2001 was 6,327,597 as compared to 3,104,929 for the preceding eleven month period ended March 31, 2000.

Liquidity and Capital Resources

     To date, we have funded our capital requirements and our business operations with funds provided from borrowings. To date, we have received
$788,000 in the form of notes payable at various interest rates of 12.0% to 15.0%, payable quarterly. These notes mature at various dates between July 2002 and March 2004 and are unsecured. None of these notes individually exceed $100,000. The current portion of these notes is $75,000 which is due in July 2002. XRG, Inc is the note issuer, and none of these note-holders are officers or directors of XRG. In connection with these notes, warrants to acquire 3,744,200 shares of common stock were granted to these note-holders. These warrants have no expiration date and are immediately exercisable at prices ranging from $.000025 to $.0005.

         For the three-month period ended June 30, 2002 we used $175,836 in cash in operating activities as compared to $27,254 in the similar period ended June 30, 2001. Financing activities for the three-month period ended June 30, 2002 provided $103,000 from the issuance of notes payable. For the three-month period ended June 30, 2002, cash decreased $72,836 as compared to a decrease of $254 in the prior three-month period.

         For the year ended March 31, 2002 we used $273,046 in cash used by operating activities as compared to $116,337 in the similar period ended March 31, 2001. Investing activities for the present year included the acquisition of computer equipment in the amount of $11,262. Financing activities for the year ended March 31, 2002 provided $596,998 from the issuance of notes payable. For the year ended March 31, 2002, cash increased $312,690 as compared to an increase of $2,090 in the prior year.

         Historically we have not generated sufficient revenues from operations to self-fund our capital and operating requirements. We expect that our working capital will come from fundings that will primarily include equity and debt placements. We had a cash balance at June 30, 2002 of $242,343 and working capital of $127,304. We believe that our current cash resources and access to capital will be sufficient to sustain our operations for at least 12 months. Our monthly cash "burn rate" is approximately $25,000 per month. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure that our cash resources will be sufficient for anticipated or un-anticipated working capital and capital expenditure requirements for this period.

         There is no assurance that we will be successful in raising capital through debt or equity placements. If such financing is not available when required, we may be unable to pay our debts in a timely manner, develop our business, take advantage of acquisition opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. Our inability to raise additional capital could cause us to breach our payment obligations to third parties or otherwise fail to satisfy our business obligations.

         To-date we have not completed any acquisitions. There is no assurance that we will be able to complete an acquisition in the future. Currently, we generate revenue by providing administrative services to one customer. We have identified ten small trucking companies for potential acquisition that fit our criteria and are actively pursuing four, however, none have agreed to come on board.

         We anticipate raising capital in the next twelve months from the issuance of convertible notes. These unsecured notes will be convertible after one year at 50% of the average bid price of our common stock from the sixty trading days immediately preceding the conversion date or maturity date. There is currently no liquidity in or stock, therefore, until our stock begins trading on an exchange we will resort primarily to raising capital through debt placements.

Seasonality

         In the transportation industry, results of operations frequently show a seasonal pattern. Seasonal variations may result from weather or from customer's reduced shipments after the busy winter holiday season.

Inflation

         We believe that the impact of inflation on our operations is not material.


ITEM 3.  DESCRIPTION OF PROPERTY

         XRG, Inc. leases approximately 1,000 square feet of office space at 100 Fifth Avenue, Suite 614, Pittsburgh, PA, 15222, which was used for our principal executive offices. The lease for the offices expires in September 2006. The monthly rent for the offices is approximately $1,100.

         We have relocated our principal executive offices to 5301 Cypress Street, Suite 111, Tampa, Florida 33607. XRG currently rents approximately 200 square feet for $600 per month on a month-to-month basis. We plan on executing a lease at this location for approximately 1,400 square feet of space in the near future. Upon execution of this lease, our monthly rent will be approximately $3,000.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership known to the Company of shares of XRG Common Stock owned as of June 30, 2002 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Common Stock, (ii) each of our directors, (iii) the Officers of XRG, and (iv) directors and executive officers of XRG as a group:


                                                               Shares of                            Percent of
      Name of Beneficial Owner (3)                             Common Stock (1)                     Class (2)
--------------------------------------------------------------------------------------------------------------
Kevin Brennan(4)                                                  2,000,000                             22.0%
Donald G. Huggins, Jr. (4) (5)                                    2,750,000                             30.3%
Stephen Couture(8)                                                  875,000                              9.6%

Richard Taylor (6)                                                1,000,000                             11.0%
Daniel Bush (7)                                                     800,000                              8.8%
Gerald Couture(8)                                                   875,000                              9.6%

All directors and executive
officers as a group (4 persons)                                   5,625,000                             61.9%

(1)  Represents sole voting and investment power unless otherwise indicated.

(2) Based on 9,087,822 common shares outstanding as of March 31, 2002. This amount excludes warrants to acquire 3,010,000 common shares issued in connection with our notes payable at March 31, 2002

(3)  The address of each individual is in XRG's care.

(4) Includes 1,000,000 shares owned through USA Polymers, Inc., a Florida Corporation.

(5) Donald G. Huggins, Jr.'s wife Margaret J. Huggins is the stockholder. Mr. Huggins disclaims beneficial ownership of his wife's stock.

(6) Mr. Taylor is the former President and Chief Executive Officer of XRG International, Inc.

(7)  Represents shares issued for consulting services.

(8) Includes 500,000 shares owned through USA Polymers, Inc., a Florida Corporation.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers of the Company

         The following table sets forth certain information with respect to each person who is a director or an executive officer as of June 30, 2002.


            NAME                      AGE                             POSITION
            ----                      ---                             --------

Kevin P. Brennan                      50                      President, Chief Executive Officer,
                                                              Director


                                       19

Stephen R. Couture                    32                      Vice President of Finance,
                                                              Chief Financial Officer,
                                                              Director, Treasurer

Donald G. Huggins, Jr.                53                      Executive Vice President,
                                                              Chairman of the Board


         Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. See "Board of Directors" for a discussion of the Directors' terms.

         Our executive officers will dedicate as much time as is needed to XRG. Two of our officers hold positions at other companies, however, they have the flexibility of devoting their time to XRG as required. Initially, these officers are devoting approximately 480 hours per year or approximately 40 hours per month to XRG.

Business Experience of  Executive Officers and Directors

     Kevin P Brennan, President, Chief Executive Officer, Director. Mr. Brennan was CFO and co-founder of Express America, a non-asset based transportation company. For the last three years he has worked for XRG, Inc. For the previous two years, Mr. Brennan was employed with Cherry, Bekaert, and Holland, L.L.P. certified public accountants. Mr. Brennan is an experienced public accountant and a licensed CPA. He attended Ohio University, and graduated with high honors from Robert Morris University, Pittsburgh, PA with a BA in Accounting.

     Mr. Stephen R. Couture, Vice President of Finance, Chief Financial Officer, Treasurer, Director Mr. Couture is a principal in Couture & Company, Inc., a corporate financial consulting firm founded in 1980. He has consulted for numerous public and private companies primarily in the Tampa Bay, Florida region since 1993. Mr. Couture has been involved with structuring financings, assisting with mergers and acquisitions, private and public security placements, and development of company business plans. Mr. Couture earned a Masters in Business Administration, emphasis in finance and accounting, from the University of Tampa and a Bachelor of Science degree in management systems, from Rensselaer Polytechnic Institute.

     Mr. Donald G.  Huggins,  Jr.,  Executive  Vice  President,  Chairman of the
Board. Mr. Huggins is currently President of Private Capital Group Inc., Clearwater, Florida. Mr. Huggins has served from 1991 to 1997 as Chief Operating Officer, Chief Financial Officer and Director of Business Development and Strategic Alliances for Innova Pure Water, Inc. a publicly traded, water filtration technology enterprise, located in Clearwater, Florida. Prior to his Innova tenure, Mr. Huggins' career was focused on organizing and acquiring premium real estate development projects, through a rollup strategy, for his privately held development company.

Board of Directors

     Our Bylaws fix the size of the Board of Directors at no fewer than one and no more than seven members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are three (3) directors who were originally elected on October 29, 2001. In June 2002, one of our directors, Gerald Couture, resigned, and the vacancy was filled by his son Stephen Couture.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         The following table shows the compensation paid or accrued by us for the year ended March 31, 2002 and 2001, to or for the account of our officers. No executive officers received an annual salary and bonus in excess of $100,000 or more during the stated period.


                                                  SUMMARY COMPENSATION TABLE

                                    Annual Compensation                Long-Term Compensation Awards

                                                                      Restricted
                                                     Other Annual     Stock       Options/    LTIP        All Other
Name & Principal                Salary     Bonus     Compensation     Award(s)    SARs        Payouts     Compensation
Position                Year     ($)        ($)           ($)           ($)       (#)          ($)            ($)

Kevin Brennan
President, CEO          2002       ---       ---         $67,572         ---         ---         ---           ---

                        2001       ---       ---         $38,000         ---         ---         ---           ---

Donald G. Huggins, Jr.
Executive               2002       ---       ---         $54,500         ---         ---         ---           ---
Vice President
                        2001       ---       ---         $25,300         ---         ---         ---           ---

Stephen R. Couture      2002       ---       ---         $ 5,750         ---         ---         ---           ---
Vice President,
Finance, CFO            2001       ---       ---             ---         ---         ---         ---           ---

------------------------

Employment and Other Agreements

         Our officers do not currently have employment agreements, however, XRG, Inc. plans on establishing employment agreements with our key employees during the year ended March 31, 2003.

Stock Options

         XRG intends to adopt a stock option plan in 2002, which authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code (the "Plan"). A total of 1,000,000 shares have been reserved and issued under the Plan. The Plan will provide that (a) the exercise price of options granted under the Plan shall not be less than the fair market value of the shares on the date on which the option is granted unless an employee, immediately before the grant, owns more than 10% of the total combined voting power of all classes of stock of XRG or any subsidiaries, whereupon the exercise price shall be at least 110% of the fair market value of the shares on the date on which the option is granted; (b) the term of the option may not exceed ten years and may not exceed five years if the employee owns more than 10% of the total combined voting power of all classes of stock of XRG or any subsidiaries immediately before the grant;
(c) the shares of stock may not be disposed of for a period of two years from the date of grant of the option and for a period of one year after the transfer of such shares to the employee; and (d) at all time from the date of grant of the option and ending on the date three months before the date of the exercise, the employee shall be employed by XRG, or a subsidiary of XRG, unless employment is terminated because of disability, in which case such disabled employee shall be employed from date of grant to a year preceding the date of exercise, or unless such employment is terminated due to death.

Director Compensation

         A director who is an employee receives no additional compensation for services as director or for attendance at or participation in meetings except reimbursement of out-of-pocket expenses and options. Outside directors will be reimbursed for out-of-pocket expenditures incurred in attending or otherwise participating in meetings and may be issued stock options for serving as a director. We have no other arrangements regarding compensation for services as a director.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         XRG has advances payable to two of our officers and directors in the amounts of $31,626 and $34,627 as of June 30, 2002 and June 30, 2001,
respectively, that are unsecured, non-interest bearing, and due on demand. Kevin Brennan, our President and Chief Executive Officer has advanced XRG $23,426 and $28,427 as of June 30, 2002 and 2001, respectively. Donald G. Huggins, Jr., our Executive Vice President has advanced us $8,200 and $6,200 as of June 30, 2002 and 2001, respectively.

         XRG has an advance receivable due from our Executive Vice President and director, Donald G. Huggins, Jr. in the amount of $32,500 at June 30, 2002 that is unsecured, non-interest bearing, and due on demand.

         Our officers have been paid $127,822 for consulting services during the year ended March 31, 2002. Kevin Brennan our President and CEO has been paid $67,572. Donald G. Huggins, Jr., our Executive Vice President has been paid $54,500. Couture & Company, Inc., the consulting firm of Stephen Couture, our Vice President, Finance and CFO, has been paid $5,750 during the year ended March 31, 2002.

           In order to restructure our operations to reflect our new line of business, XRG, Inc., a privately owned Delaware Corporation, with no significant operations from its inception in November 2000, merged with XRG International, Inc. in December 2001. At the time of the merger XRG, Inc. had 2,750,000 shares issued and outstanding. Kevin Brennan our President and CEO and Donald G. Huggins, Jr., our Executive Vice President each owned 1,000,000 shares of XRG, Inc., a privately owned Delaware Corporation. Stephen Couture our Vice President, Finance and CFO owned 750,000 shares of this company.

         In March 2000, we agreed to issue USA Polymers, Inc. a Florida Corporation, 3,000,000 shares of our Common Stock for certain intangible assets of the company. These shares were issued at $.001 par value or $3,000. Kevin Brennan our President and CEO owns 1,000,000 shares, Donald Huggins our Executive Vice President owns 1,000,000 shares, and Stephen Couture our Vice President, Finance and CFO owns 500,000 shares of USA Polymers, Inc. Subsequent to the purchase, the acquired assets were deemed to have no value to XRG International, Inc. and the loss was charged to expense for the period ended March 31, 2000.

         In May 1999, we agreed to issue Donald G. Huggins, Jr., our Executive Vice President 750,000 shares and Dan Bush, one of our shareholders 800,000 shares of our Common Stock for consulting services. These shares were valued a $.001 par value or $1,550.

         We believe that all of the transactions with our officers and directors were fair and in the best interests of XRG, such transactions may not necessarily have been on the same terms as if negotiated from unaffiliated third parties. However, management believes that these terms are no less favorable than those that would have been available from unaffiliated third parties. Although no other transactions are contemplated, it is XRG's policy that all future transactions with our officers, directors or affiliates would be approved by members of our board of directors not having an interest in the transaction, and will be on terms no less favorable than could be obtained from unaffiliated third parties.


ITEM 8.   DESCRIPTION OF SECURITIES

         The authorized capital stock consists of 15,000,000 shares of common stock, $.001 par value ("Common Stock"), and 5,000,000 of preferred stock, $.001 par value ("Preferred Stock"), issuable in series. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to this registration statement and by the provisions of applicable Delaware law. Our transfer agent is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

Common Stock

         As of June 30, 2002, there were 9,087,822 shares of Common Stock outstanding, held of record by approximately 1,300 stockholders.

         The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by XRG, Inc., to receive pro-rata, all assets remaining after payment of debts and expenses. Holders of the Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of XRG, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

         Our Board of Directors (without further action by the shareholders) has the option to issue from time to time authorized un-issued shares of Preferred Stock and determine the terms, limitations, residual rights, and preferences of such shares. We have the authority to issue up to 5,000,000 shares of Preferred Stock pursuant to action by our Board of Directors. As of June 30, 2002, we have not issued shares of our Preferred Stock.

Certain Provisions of the Certificate of Incorporation and Bylaws

         Our Certificate of Incorporation provides that no directors shall be personally liable to XRG or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Delaware law. Our Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

         Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of XRG to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

         We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

          o the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

          o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

          o on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

         A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Company's common stock and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board and anticipates trading by fiscal year ending 2003.

         As of June 30, 2002, there were 9,087,822 shares of common stock, par value of $.001 per share outstanding.

         We believe all of the outstanding shares of common stock aggregating 9,087,822 shares of common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to restrictions of offers and sales of such securities by "insiders" as that term is defined under the Securities Act of 1934 and anticipates trading by fiscal year ending 2003.

         The shares of common stock outstanding in the Company are held of record by approximately 1,300 shareholders.

         The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirement and the provisions of Delaware law. There are no restrictions other than set forth herein that are applicable to the ability of the Company to pay dividends on its common stock.

Penny Stock Considerations.

         Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. XRG's securities will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges, therefore we will be subject to Penny Stock Rules. As a result of the aforesaid rules regulating penny stocks, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

ITEM 2.  LEGAL PROCEEDINGS

         To the best knowledge of management there are no pending or threatened legal proceedings, which would have a material adverse effect on XRG, Inc.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the year ended March 31, 2002 and the three-month period ended June 30, 2002, we issued to 58 individuals an aggregate of $788,000 of unsecured notes with interest rates ranging from 12% to 15% payable quarterly. These notes mature at various dates through March 2004. The purchasers of these notes were issued warrants to acquire 3,744,200 shares of our Common Stock. These warrants are immediately exercisable at prices ranging from $.000025 to $.0005.

         In connection with the offering of these notes and warrants we relied upon Section 4(2) of the Securities Act of 1933 as an exemption available from the registration requirements of Section 5 of the Securities Act of 1933 for transactions by an issuer not involving a public offering. The transactions described or referred to above did not involve an underwriter. No advertising or general solicitation was employed by us in offering these notes and warrants. All of these investors executed an agreement indicating they were "accredited investors" as defined in Regulation D. The agreement executed by all of these investors also obtained appropriate investor representations regarding access to information, economic risks, investment intent, suitability of investment, limited financial and operating history of XRG, and lack of marketability and restrictions on transfer of XRG securities pursuant to the provisions of Rule 144.

         In order to restructure our operations to reflect our new line of business, XRG, Inc., a privately owned Delaware Corporation, with no significant operations from its inception in November 2000, merged with XRG International, Inc. in December 2001. At the time of the merger XRG, Inc. had 2,750,000 shares issued and outstanding that were issued in October 2001 at $.001 par value or $2,750. Kevin Brennan our President and CEO and Donald G. Huggins, Jr., our Executive Vice President each owned 1,000,000 shares of XRG, Inc., a privately owned Delaware Corporation. Stephen Couture our Vice President, Finance and CFO owned 750,000 shares. We relied upon Section 4(2) for the issuance of these securities.

         In April 2000, we issued 182,000 shares of our Common Stock valued at $1.23 per share or $223,171 in satisfaction of trade accounts payable to two creditors pertaining to the previous operations of XRG International, Inc. We relied upon Section 4(2) for the issuance of these securities.

          In March 2000, we issued 110,000 shares of our Common Stock valued at $1.36 per share or $149,751 in satisfaction of trade accounts payable to three creditors pertaining to the previous operations of XRG International, Inc. We relied upon Section 4(2) for the issuance of these securities.

         In March 2000, we agreed to issue USA Polymers, Inc. a Florida Corporation, 3,000,000 shares of our Common Stock for certain intangible assets of the company. These shares were issued at $.001 par value or $3,000. Kevin Brennan our President and CEO owns 1,000,000 shares, Donald Huggins our Executive Vice President owns 1,000,000 shares, and Stephen Couture our Vice President, Finance and CFO owns 500,000 shares of USA Polymers, Inc. Subsequent to the purchase, the acquired assets were deemed to have no value to XRG International, Inc. and the loss was charged to expense for the period ended March 31, 2000. We relied upon Section 4(2) for the issuance of these securities.

         In May 1999, we agreed to issue Donald G. Huggins, Jr., our Executive Vice President 750,000 shares and Daniel Bush, one of our shareholders 800,000 shares of our Common Stock for consulting services. These shares were valued a $.001 par value or $1,550. We relied upon Section 4(2) for the issuance of these securities.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Liability and Indemnification of Officers and Directors

         Delaware General Corporation Law (the "DGCL") provides that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, the DGCL provides in relevant part that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper. Our Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the DGCL.

         XRG's Certificate of Incorporation provides that no director of XRG shall be personally liable to XRG or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the DGCL.

         XRG's Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                    PART F/S
                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         See Part III for listing of financial statements and exhibits herein, which include:

         1. Audited Financial Statements consisting of XRG's balance sheet as of March 31, 2002, and related statements of operations, changes in stockholders equity, and cash flows for the year ended March 31, 2002 and 2001, as audited by Pender, Newkirk & Company, Certified Public Accountants, along with its report thereon.

         2. Unaudited Interim Financial Statements consisting of XRG's balance sheet as of June 30, 2002, the last day or XRG's most recent past fiscal quarter and related statements of operations, changes in stockholders' deficit, and cash flows for the three month periods then ended.

                                    PART III
                                    EXHIBITS

A.       Financial Statements:

         The following is a list of each financial statement filed under Part f/s of this Registration Statement:

         1. Audited Financial Statements consisting of XRG's balance sheet as of March 31, 2002, and related statements of operations, changes in stockholders equity, and cash flows for the year ended March 31, 2002 and 2001, as audited by Pender, Newkirk & Company, Certified Public Accountants, along with its report thereon.

         2. Unaudited Interim Financial Statements consisting of XRG's balance sheet as of June 30, 2002, the last day or XRG's most recent past fiscal quarter and related statements of operations, changes in stockholders' deficit, and cash flows for the three month periods then ended.

B.       Index of Exhibits:

                       EXHIBITS AND SEC REFERENCE NUMBERS

Number                      Title of Document                                            Location
------                      -----------------                                            --------
3.1                         Certificate of Incorporation of USA Polymers, Inc. (2)
3.2                         Amendment to Certificate of Incorporation of USA Polymers,
                            Inc. changing name to XRG, Inc. (2)
3.3                         Agreement and Plan of Merger of XRG, Inc. and XRG
                            International, Inc. (2)
3.4                         Certificate of Merger of XRG, Inc. and XRG International,
                            Inc. - Delaware. (2)
3.5                         Certificate of Merger of XRG, Inc. and XRG International,
                            Inc. - New Jersey. (2)
3.6                         Amendment to Certificate of Incorporation to Increase
                            Authorized Shares of XRG, Inc. (2)
3.7                         ByLaws of XRG, Inc. (2)
3.8                         Asset Purchase Agreement between XRG International, Inc
                            and USA Polymers, Inc., a Florida Corporation dated March
                            20, 2000.(1)
10.1                        Lease Agreement between Pittsburgh Properties, Ltd. and
                            XRG, Inc. dated August 28, 2001. (2)
10.2                        Administrative Services Agreement between XRG G&A, Inc.
                            and KDK Transport, Inc. dated February 1, 2002 (3)



(1)      Filed as exhibits to Form 10-SB Amendment No.1 filed on July 11, 2002.
(2)      Filed as exhibits to Form 10-SB filed on March 4, 2002.
(3)      Filed as exhibits to Form 10-KSB filed on July 10, 2002.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     XRG, INC.


Dated:   October 1, 2002                    By: /s/ Kevin Brennan
                                                ----------------------------
                                                    Kevin Brennan
                                                    Chief Executive Officer

Dated:   October 1, 2002                    By: /s/ Stephen Couture
                                                ----------------------------
                                                    Stephen Couture
                                                    Chief Financial Officer,
                                                    Principal Accounting Officer

Dated:   October 1, 2002                    By: /s/ Donald Huggins
                                                ----------------------------
                                                    Donald Huggins
                                                    Executive Vice President

                        Consolidated Financial Statements

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Years Ended March 31, 2002 and 2001 and the
                      Period May 1, 1999 to March 31, 2002

                          Independent Auditors' Report

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                        Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002


                                    Contents



Independent Auditors' Report on Consolidated Financial Statements..........F-1

Consolidated Financial Statements:

    Consolidated Balance Sheet.............................................F-2
    Consolidated Statements of Operations..................................F-3
    Consolidated Statements of Changes in Stockholders' Deficit............F-4
    Consolidated Statements of Cash Flows..............................F-5 - F-6
    Notes to Consolidated Financial Statements........................F-7 - F-13

                          Independent Auditors' Report



Board of Directors
XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
    (A Development Stage Company)
Clearwater, Florida


We have audited the accompanying consolidated balance sheet of XRG, Inc. f/k/a XRG International, Inc. and Subsidiary (a development stage company) as of March 31, 2002 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years ended March 31, 2002 and 2001 and the period May 1, 1999 to March 31 2002. These consolidated financial statements are the responsibility of the management of XRG, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XRG, Inc. f/k/a XRG International, Inc. and Subsidiary (a development stage company) as of March 31, 2002 and the results of its operations and cash flows for the years ended March 31, 2002 and 2001 and the period May 1, 1999 to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.




Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
June 7, 2002, except Note 10, as to which the date is July 1, 2002

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                           Consolidated Balance Sheet

                                 March 31, 2002


Assets
Current assets:
    Cash                                                                  $        315,179
    Other receivables                                                               15,693
                                                                          ----------------
Total current assets                                                               330,872

Equipment, net of accumulated depreciation                                          10,462
                                                                          ----------------


                                                                          $        341,334
                                                                          ================

Liabilities and Stockholders' Deficit
Current liabilities:
    Accounts payable                                                      $         46,219
    Accrued expenses                                                                34,406
    Related party advances                                                          31,626
    Current portion of long-term debt                                               25,000
                                                                          ----------------
Total current liabilities                                                          137,251
                                                                          ----------------


Long-term debt                                                                     660,000
                                                                          ----------------


Stockholders' deficit:
    Preferred stock; $.001 par value; 5,000,000 shares authorized;
        0 shares issued and outstanding
    Common stock; $.001 par value; 15,000,000 shares authorized;
        9,087,822 shares issued and outstanding                                      9,088
    Additional paid-in capital                                                  15,402,823
    Accumulated deficit for unrelated dormant operations                       (15,405,274)
    Deficit accumulated during development stage                                  (462,554)
                                                                           ----------------
Total stockholders' deficit                                                       (455,917)
                                                                           ----------------


                                                                          $        341,334
                                                                           ================


The accompanying notes are an integral part of the consolidated financial statements.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                      Consolidated Statements of Operations



                                                                                                      Period
                                                                    Years Ended March 31,           May 1, 1999
                                                              ------------------------------        to March 31,
                                                                   2002             2001                2002
                                                              -----------------------------------------------------

Revenues                                                      $    110,201                         $    110,201

Cost of revenues                                                   107,831                              107,831
                                                              -----------------------------------------------------

Gross profit                                                         2,370                                2,370

Selling, general and administrative expenses                       280,493      $    119,651            415,173
                                                              -----------------------------------------------------

Loss from operations                                              (278,123)         (119,651)          (412,803)

Interest expense                                                   (46,013)           (3,738)           (49,751)
                                                              -----------------------------------------------------

Net loss                                                      $   (324,136)     $   (123,389)      $   (462,554)
                                                              =====================================================

Basic loss per share                                          $       (.04)     $       (.02)      $       (.07)
                                                              =====================================================

Weighted average number of common shares
    used in loss per share computation                           7,498,156         6,327,597          6,674,986
                                                              =====================================================


The accompanying notes are an integral part of the consolidated financial statements.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

           Consolidated Statements of Changes in Stockholders' Deficit

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002




                                                                                         Accumulated
                                                                                         Deficit for       Accumulated
                                              Common Stock              Additional       Unrelated        Deficit During
                                       -------------------------          Paid-In        Dormant           Development
                                          Shares       Amount             Capital        Operations           Stage
                                       ------------------------------------------------------------------------------------

Balance, May 1,1999                      1,495,822     $   1,496     $   15,030,193    $    (15,405,274)

Acquisition of company                   3,000,000         3,000

Stock issued for services at
    $.001 par (May 1999)                 1,550,000         1,550

Stock issued in satisfaction
    of debt at $1.36 per share
    (March 2000)                           110,000           110            149,641

Net loss for period                                                                                         $    (15,029)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2000                  6,155,822         6,156         15,179,834         (15,405,274)         (15,029)

Stock issued in satisfaction
    of debt at $1.23 per share
    (April 2000)                           182,000           182            222,989

Net loss for year                                                                                               (123,389)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2001                  6,337,822         6,338         15,402,823         (15,405,274)        (138,418)

XRG, Inc. stock issued
    for services at $.001
    par (October 2001)                   2,750,000         2,750

Net loss for year                                                                                               (324,136)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2002                  9,087,822     $   9,088     $   15,402,823    $    (15,405,274)    $   (462,554)
                                       ====================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows




                                                                                                      Period
                                                                   Years Ended March 31,            May 1, 1999
                                                              ------------------------------        to March 31,
                                                                   2002             2001                2002
                                                              -----------------------------------------------------
Operating activities
    Net loss                                                  $   (324,136)     $   (123,389)      $   (462,554)
                                                              -----------------------------------------------------
    Adjustments to reconcile net loss to net
        cash used by operating activities:
           Depreciation                                                800                                  800
           Loss on acquisition                                                                            3,000
           Stock issued for services                                 2,750                                4,300
           Increase in:
               Accounts receivable                                 (15,693)                             (15,693)
               Accounts payable                                     31,420             4,660             46,219
               Accrued expenses                                     31,813             2,392             33,646
                                                              -----------------------------------------------------
    Total adjustments                                               51,090             7,052             72,272
                                                              -----------------------------------------------------
    Net cash used by operating activities                         (273,046)         (116,337)          (390,282)
                                                              -----------------------------------------------------

Investing activities
    Acquisition of equipment                                       (11,262)                             (11,262)
                                                              -----------------------------------------------------

Financing activities
    Net borrowings (payments) on
        stockholder advances                                        (3,002)           33,427             31,626
    Payments on borrowings                                          (5,000)                              (5,000)
    Proceeds from borrowings                                       605,000            85,000            690,000
                                                              -----------------------------------------------------
    Net cash provided by financing activities                      596,998           118,427            716,626
                                                              -----------------------------------------------------

Net increase in cash                                               312,690             2,090            315,082

Cash, beginning of year                                              2,489               399                 97
                                                              -----------------------------------------------------

Cash, end of year                                             $    315,179      $      2,489        $   315,179
                                                              =====================================================



The accompanying notes are an integral part of the consolidated financial statements.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows




                                                                                                      Period
                                                                   Years Ended March 31,            May 1, 1999
                                                              ------------------------------        to March 31,
                                                                   2002             2001                2002
                                                              -----------------------------------------------------
Supplemental disclosures of cash flow
    information and noncash investing
    and financing activities:
        Cash paid during the year for interest                $     10,866      $      1,344        $   12,336
                                                              =====================================================

        During the year ended March 31, 2000, the Company acquired certain assets of USA Polymers, Inc. in exchange for 3,000,000 shares of common stock valued at $3,000.

        During the year ended March 31, 2000, the Company issued 110,000 shares of common stock in payment of debt in the amount of $149,751.

        During the year ended March 31, 2001, the Company issued 182,000 shares of common stock in payment of debt in the amount of $223,170.

The accompanying notes are an integral part of the consolidated financial statements.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



1.      Background Information

XRG, Inc. (the "Company") was incorporated in the state of Delaware in November 2000. The Company plans to acquire and operate both asset and non-asset based truck-load carriers, and to market sophisticated logistical expertise to freight shippers in the contiguous 48 states. The corporate headquarters is located in Tampa, Florida.

On December 28, 2001, the Company merged with XRG International, Inc., a non-reporting, non-trading public shell. XRG International, Inc. was originally incorporated in the state of New Jersey in December 1976 and operated several unrelated business ventures until its operations became dormant. On May 1, 1999, the Company was reactivated to develop plans to pursue consolidation opportunities within several industries including the freight transportation industry. During 1999, a change in control took place and XRG International, Inc. Pursuant to the merger, the Company exchanged all shares of its common stock for all of the shares of common stock of XRG International, Inc., making it the sole survivor. The merger has been accounted for at historical cost due to both entities being under common control. The Company is devoting substantially all of its efforts to establishing its freight transportation business and, therefore, has been in the development stage since the change in control took place in 1999.

XRG International, Inc. purchased certain assets of USA Polymers, Inc. in exchange for 3,000,000 shares of stock valued at $3,000. Subsequent to the purchase, the acquired assets were deemed to have no value to XRG International, Inc. and the loss was charged to expense for the period ended March 31, 2000.

During January 2002, the Company established a wholly owned subsidiary, XRG G&A, Inc. to perform certain administrative functions for outside business. The revenues generated and cost of sales incurred thus far are derived solely from this agreement.


2.      Significant Accounting Policies

The significant accounting policies followed are:

        The consolidated  financial statements include the accounts of XRG, Inc.
        and  its  wholly  owned  subsidiary,   XRG  G&A,  Inc.  All  significant
        intercompany accounts have been eliminated.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



2.      Significant Accounting Policies (continued)

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash is maintained with one financial institution in the United States. Deposits with this bank may exceed the amounts of insurance provided on such deposits. Generally, the deposits may be redeemed on demand and, therefore, bear minimal risk.

        Equipment is recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally seven years. Additions to and major improvements of equipment are capitalized. Maintenance and repairs are charged to expense as incurred. As equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

        The Company issues stock in lieu of cash for certain transactions. Generally, the fair value of the stock, based on comparable cash purchases, is used to value the transactions.

        Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



2.      Significant Accounting Policies (continued)

        The  Company   accounts  for  stock  options  and  warrants   issued  to
        non-employees in accordance with FASB No. 123, "Accounting for Stock Based Compensation." FASB No. 123 provides that expense equal to the fair value of all stock based awards on the date of grant be recognized over the vesting period. The Company did not recognize expense in connection with warrants granted during 2001 since the fair value of those warrants issued was not material.

        In October 2001, the Financial Accounting Standards Board issued Statement No. 144 (FASB No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." FASB No. 144 addresses the financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. FASB No. 144 is required to be applied for fiscal years beginning after December 15, 2001. The Company is assessing, but has not yet determined, how the adoption of FASB No. 144 will impact the Company's financial position and results of operations.

        The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for costs of computer software developed for internal use. The Company will capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and the Company's management has authorized further funding of the project that it deems probable will be completed and used to perform the function intended. Capitalized costs will include only (1) external direct costs of materials and services used in developing or obtaining internal-use software, (2) payroll and payroll related costs for employees who are directly associated with and who devote time to the internal use software project, and (3) interest costs incurred, when material, while developing internal use software. Capitalization of such costs will cease no later than the point at which the project is substantially complete and is ready for its intended purpose.

        Software development costs, once completed, will be amortized over the expected life of the project. Other computer software maintenance costs related to software development will be expensed as incurred. During the year ended March 31, 2002, the Company did not incur costs related to internally developed or obtained software.

        Certain minor reclassifications have been made to the 2001 consolidated financial statements to conform to those used in 2002.


3.      Equipment

As of March 31, 2002, the Company had office equipment which cost $11,262, with accumulated depreciation of $800.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



4.      Notes Payable and Long-Term Debt

Notes payable and long-term debt consist of the following at March 31, 2002:

        Notes  payable;  interest  ranging  from 12.0% to 15.0%;  interest  only payments  payable  quarterly;  principal due at various dates between
           July 2002 and March 2004; unsecured                                    $   685,000
        Less amounts currently due                                                     25,000
                                                                                  -----------
                                                                                  $   660,000

The following is a schedule by year of the principal payments required on these notes payable and long-term debt as of March 31, 2002:

        2003                                               $25,000
                                                           =======
        2004                                              $660,000
                                                          ========

In connection with the issuance of $685,000 of notes payable, the Company issued warrants to acquire 3,010,000 shares of the Company's common stock. In addition, the Company issued warrants to acquire 281,000 shares of the Company's stock as compensation expense. The value of the warrants was deemed immaterial based on the Company's calculation under the Black-Scholes option pricing model and, therefore, none of the note proceeds have been allocated to the detachable stock warrants or compensation expense.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



5.      Commitments

The following is a schedule by year of future minimum rental payments required under an operating lease that has an initial or remaining noncancelable lease term in excess of one year as of March 31, 2002:

        Year Ending
          March 31,
           2003                                         $   12,372
           2004                                             12,372
           2005                                             12,743
           2006                                             13,008
           2007                                              5,420
                                                        ----------
                                                        $   55,915
                                                        ==========

Rent expense amounted to $17,806, $21,840, and $39,646 for the years ended March 31, 2002 and 2001 and the period May 1, 1999 to March 31, 2002, respectively.


6.      Related Party Transactions

The Company has related party advances payable to stockholders in the amounts of $31,626 as of March 31, 2002. These advances are due on demand, unsecured, and non-interest bearing. In addition, the Company paid approximately $128,000 to certain stockholders for consulting services rendered during the year ended March 31, 2002.

The terms of the above advances and amounts are not necessarily indicative of the terms or amounts that would have been incurred or agreed to had comparable transactions been entered into with independent parties.


7.      Income Taxes

The Company has net operating loss carryforwards of $2,137,650 at March 31, 2002 that expire from 2002 to 2021. Annual utilization of the Company's net operating loss carryforwards will be limited due to a change in ownership control of the Company's common stock, which took place in 1999. Under federal tax law, this change of ownership of the Company will significantly restrict future utilization of the net operating loss carryforwards. Other than the net operating losses, which have been limited because of the change in ownership as described above, any other net operating losses will expire in 2002 through 2021.

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



7.      Income Taxes (continued)

A valuation allowance is required by FASB No. 109 if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The need for the valuation allowance is evaluated periodically by management. Based on available evidence, management concluded that a valuation allowance of 100 percent for March 31, 2002 was necessary. Significant components of the Company's net deferred tax asset are as follows as of March 31, 2002:

        Tax benefit of net operating loss                $   812,000
        Valuation allowance                                 (812,000)
                                                         -----------
                                                         $         0
                                                         ===========

8.      Stock Options and Warrants

The Company granted warrants to individuals associated with the issuance of debt. During the year ended March 31, 2002, the Company granted 3,291,000 stock warrants to various individuals. These warrants have no expiration date and are immediately exercisable at prices ranging from $.000025 to $.0005.

The following is a summary of warrant activity for the year ended March 31, 2002:

                                                                   Weighted
                                               Number of            Average
                                               Warrants          Exercise Price
                                            ------------------------------------
        Outstanding balance, March 31, 2001               0            $.00
        Granted                                   3,291,000          $.0002
                                            ------------------------------------
        Outstanding balance, March 31, 2002       3,291,000          $.0002
                                            ====================================

The Company did not recognize expense in connection with warrants granted during 2002 since the fair value of those warrants granted was not material.

The following weighted average assumptions were used to calculate the fair value of warrants using the Black-Scholes option pricing model as of March 31, 2002:

        Risk-free interest rate                           3.56%
        Expected warrant life                             2.0 years
        Expected dividend yield                           0.0
        Expected volatility                               0.0%

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                       Years Ended March 31, 2002 and 2001
                          and the Period May 1, 1999 to
                                 March 31, 2002



9.      Commitments and Contingencies

The Company has a five-year agreement to provide certain administrative services for a transport company. The revenues generated and cost of sales incurred thus far are derived solely from this agreement.


10.     Subsequent Event

Subsequent to March 31, 2002, the Company borrowed additional monies totaling approximately $90,000. The terms of these notes are similar to the notes payable disclosed in Note 4.

                        Consolidated Financial Statements

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

            Three Month Periods Ended June 30, 2002 and 2001 and the
                       Period May 1, 1999 to June 30, 2002

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)



                                      Index



                                                                         Page
Part I - Financial Information                                           ----

Item 1.  Financial Statements

         Balance Sheet -
           June 30, 2002................................................ F-16

         Statements of Operations -
           Three months ended June 30, 2002 and 2001
                  and the period May 1, 1999 to June 30, 2002........... F-17

         Statements of Changes in Stockholders' Deficit -
           Period May 1, 1999 to June 30, 2002.......................... F-18

         Statements of Cash Flows -
           Three months ended June 30, 2002 and 2001
                  and the period May 1, 1999 to June 30, 2002........... F-19

         Notes to Financial Statements.................................. F-20

             XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                          (A Development Stage Company)

                           Consolidated Balance Sheets

                                                                       June 30,
                                                                         2002
                                                                      ---------
Assets
Current assets:
    Cash                                                              $ 242,343
    Trade receivables                                                    16,924
    Other receivables - related party                                    32,500
                                                                        -------
Total current assets                                                    291,767

Equipment, net of accumulated depreciation                               10,062
                                                                        -------


                                                                      $ 301,829
                                                                      =========

Liabilities and Stockholders' Deficit
Current liabilities:
    Accounts payable                                                   $ 11,730
    Accrued expenses                                                     46,107
    Related party advances                                               31,626
    Current portion of long-term debt                                    75,000
                                                                       --------
Total current liabilities                                               164,463
                                                                       --------


Long-term debt                                                          713,000
                                                                       --------


Stockholders' deficit:
    Preferred stock; $.001 par value; 5,000,000 shares authorized;
        0 shares issued and outstanding
    Common stock; $.001 par value; 15,000,000 shares authorized;
        9,087,822 shares issued and outstanding                           9,088
    Additional paid-in capital                                       15,402,823
    Accumulated deficit for unrelated dormant operations            (15,405,274)
    Deficit accumulated during development stage                       (582,271)
                                                                      ---------
Total stockholders' deficit                                            (575,634)
                                                                      ---------


                                                                      $ 301,829
                                                                      =========

The accompanying notes are an integral part of the consolidated financial statements.




                           XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                                        (A Development Stage Company)

                                    Consolidated Statements of Operations





                                                                        Three Month                     Period
                                                                   Period Ended June 30,              May 1, 1999
                                                              ------------------------------          to June 30,
                                                                    2002             2001                2002
                                                              -----------------------------------------------------

Revenues                                                      $    224,948                         $    335,149

Cost of revenues                                                   249,633                              357,464
                                                              -----------------------------------------------------

Gross profit (loss)                                                (24,685)                             (22,315)

Selling, general and administrative expenses                        73,019      $     26,034            488,192
                                                              -----------------------------------------------------

                                                                   (97,704)          (26,034)          (510,507)

Interest expense                                                   (22,013)           (3,849)           (71,764)
                                                              -----------------------------------------------------

Net loss                                                      $   (119,717)     $    (29,883)      $   (582,271)
                                                              =====================================================

Basic loss per share                                                 $(.01)            $(.01)             $(.07)
                                                              =====================================================

Weighted average number of common shares
    used in loss per share computation                           9,087,822         6,337,822          8,171,155
                                                              =====================================================



The accompanying notes are an integral part of the consolidated financial statements.



                           XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                                        (A Development Stage Company)
                         Consolidated Statements of Changes in Stockholders' Deficit

                              Three  Months Ended June 30, 2002 and 2001 and the
                                     Period May 1, 1999 to June 30, 2002


                                                                                        Accumulated
                                                                                        Deficit for            Accumulated
                                              Common Stock               Additional      Unrelated           Deficit During
                                       --------------------------         Paid-In         Dormant              Development
                                          Shares       Amount             Capital        Operations               Stage
                                       ------------------------------------------------------------------------------------
Balance, May 1,1999                      1,495,822     $   1,496     $   15,030,193    $    (15,405,274)

Acquisition of company                   3,000,000         3,000

Stock issued for services at
    $.001 par (May 1999)                 1,550,000         1,550

Stock issued in satisfaction
    of debt at $1.36 per share
    (March 2000)                           110,000           110            149,641

Net loss for period                                                                                         $    (15,029)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2000                  6,155,822         6,156         15,179,834         (15,405,274)         (15,029)

Stock issued in satisfaction
    of debt at $1.23 per share
    (April 2000)                           182,000           182            222,989

Net loss for year                                                                                               (123,389)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2001                  6,337,822         6,338         15,402,823         (15,405,274)        (138,418)

XRG, Inc. stock issued
    for services at $.001
    par (October 2001)                   2,750,000         2,750

Net loss for year                                                                                               (324,136)
                                       ------------------------------------------------------------------------------------

Balance, March 31, 2002                  9,087,822         9,088         15,402,823         (15,405,274)        (462,554)

Net loss for period                                                                                             (119,717)
                                       ------------------------------------------------------------------------------------


Balance, June 30, 2002                  $9,087,822         9,088        $15,402,823        $(15,405,274)       $(582,271)
                                       ====================================================================================


The accompanying notes are an integral part of the consolidated financial statements.




                           XRG, Inc. f/k/a XRG International, Inc. and Subsidiary
                                        (A Development Stage Company)

                                    Consolidated Statements of Cash Flows




                                                                       Three Month                     Period
                                                                   Period Ended June 30,             May 1, 1999
                                                              ------------------------------         to June 30,
                                                                   2002             2001                2002
                                                              -----------------------------------------------------
Operating activities
    Net loss                                                  $   (119,717)     $    (29,883)      $   (582,271)
                                                              -----------------------------------------------------
    Adjustments to reconcile net loss to net
        cash used by operating activities:
           Depreciation                                                400                                1,200
           Loss on acquisition                                                                            3,000
           Stock issued for services                                                                      4,300
           Increase (decrease) in:
               Accounts receivable                                 (33,731)                             (49,424)
               Accounts payable                                    (34,489)                              11,730
               Accrued expenses                                     11,701             2,629             45,347
                                                              -----------------------------------------------------
    Total adjustments                                              (56,119)            2,629             16,153
                                                              -----------------------------------------------------
    Net cash used by operating activities                         (175,836)          (27,254)          (566,118)
                                                              -----------------------------------------------------

Investing activities
    Acquisition of equipment                                                                            (11,262)
                                                              -----------------------------------------------------

Financing activities
    Net borrowings (payments) on
        stockholder advances                                                           2,000             31,626
    Payments on borrowings                                                                               (5,000)
    Proceeds from borrowings                                       103,000            25,000            793,000
                                                              -----------------------------------------------------
    Net cash provided by financing activities                      103,000            27,000            819,626
                                                              -----------------------------------------------------

Net increase (decrease) in cash                                    (72,836)             (254)           242,246

Cash, beginning of period                                          315,179             2,489                 97
                                                              -----------------------------------------------------

Cash, end of period                                           $    242,343      $      2,235       $    242,343
                                                              =====================================================
Supplemental disclosures of cash flow
    information and noncash investing
    and financing activities:
        Cash paid during the period for interest              $     10,310      $      1,219        $   22,646
                                                              =====================================================


The accompanying notes are an integral part of the consolidated financial statements.

                     XRG, INC. f/k/a XRG INTERNATIONAL, INC.
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements


Note 1 - Basis of presentation

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (which are of a normal and recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the three month periods ended June 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

The unaudited financial statements and notes are presented as permitted by Form 10-QSB. Accordingly, certain information and note disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted. The accompanying financial statements and notes should be read in conjunction with the audited financial statements and notes for the Company for the fiscal year ended March 31, 2002. The results of operations for the three-month period ended June 30, 2002 are not necessarily indicative of those to be expected for the entire year.

Note 2 - Per share calculations

Per share data was computed by dividing net loss by the weighted average number of shares outstanding during the three month periods ended June 30, 2002 and 2001. The weighted average shares outstanding for the three month period ended June 30, 2002 was 9,087,822 as compared to 6,337,822 for the three months ended June 30, 2001.

Note 3 - Notes Payable

Please refer to Audited Financial Statements consisting of the Company's balance sheet as of March 31, 2002, and related statements of operations, changes in stockholders' equity, and cash flows ended March 31, 2002, as audited by Pender, Newkirk & Company, Certified Public Accountant.

During the three month period ended June 30, 2002, the Company issued $103,000 of notes payable. In connection with the notes, the Company issued detachable warrants to purchase 412,000 shares of the Company's restricted common stock. In addition, the Company issued warrants to purchase 41,200 shares of the Company's restricted common stock as compensation expense. The value of the warrants was deemed immaterial based on the Company's calculation under the Black-Scholes option pricing model and, therefore none of the note proceeds have been allocated to the detachable stock warrants or compensation expense.